SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA



                        THE PROCTER & GAMBLE COMMERCIAL
                        COMPANY EMPLOYEES' SAVINGS PLAN

                  Financial Statements as of December 31, 1999
                  and 1998 and for the Year Ended December 31,
                   1999, Supplemental Schedules for the Year
                    Ended December 31, 1999 and Independent
                                Auditors' Report



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

Independent Auditors' Report                                                 1

Financial Statements:

 Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                                           2

 Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1999                                       3

 Notes to Financial Statements                                             4 - 7

Supplemental Schedules:

 Schedule  I - Item 27a - Assets Held for Investment as of
  December 31, 1999                                                          8

 Schedule II - Item 27d - Reportable Transactions for the
     Year Ended December 31, 1999                                            9




INDEPENDENT AUDITORS' REPORT

To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
------------------------
Deloitte & Touche LLP
San Juan, Puerto Rico
March 31, 2000



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------------
                                                               1999           1998
INVESTMENTS (Notes 3 and 4)                                 $5,773,102     $4,708,728
                                                            ----------     ----------

RECEIVABLES:
 Participants' contributions                                    42,180
 Employer's contributions                                       10,592
                                                            ----------     ----------

    Total receivables                                           52,772
                                                            ----------     ----------

    Total assets                                             5,825,874      4,708,728

LIABILITIES - Excess contribution to be
 recognized next year                                           15,091
                                                            ----------     ---------

NET ASSETS AVAILABLE FOR BENEFITS                           $5,810,783     $4,708,728
                                                            ==========     ==========

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------
ADDITIONS:
 Additions to net assets attributed to:
   Investment income:
   Net appreciation in fair value of investments (Notes 1, 3 and 4)   $  610,211
   Dividends                                                              33,616
                                                                      ----------

     Total investment income                                             643,827
                                                                      ----------

 Contributions:
   Participants                                                          648,850
   Sponsor                                                               147,236
                                                                      ----------

     Total contributions                                                 796,086
                                                                      ----------

     Total additions                                                   1,439,913

DEDUCTIONS - Benefits paid to participants                              (337,858)
                                                                      ----------

NET INCREASE                                                           1,102,055

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                     4,708,728
                                                                      ----------
 End of Year                                                          $5,810,783
                                                                      ==========

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company who are residents of Puerto Rico, have completed one year of service, and whose conditions of employment are not subject to a collective bargaining agreement, unless such agreement provides for the contrary. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. CONTRIBUTIONS - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Procter & Gamble Company common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. The Company's contribution portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of five years of credited service; attaining age 65; total disability while employed by the Company or death while employed by the Company.

     e. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in 25 percent increments in one or more of the following commingled trust investment funds that are administered by Oriental Bank & Trust (the "Trustee"):

          FIXED INCOME FUND - Funds are invested in shares of a registered company that invests in fixed income obligations including short-term securities issued or guaranteed by the United States government. This option consists of shares of the Fidelity Advisor Government Investment Fund - Class T.

          GROWTH FUND - Funds are invested in shares of a registered company that invests in diversified growth stocks of large United States and multinational companies whose earnings have been increasing consistently over the years. This option consists of shares of the Fidelity Advisor Growth Opportunities Fund - Class T.

          EQUITY FUND - Funds are invested in shares of a registered company that invests in common stocks of large United States and multinational companies. This option consists of shares of the Fidelity Advisor Balanced Fund - Class T.

          THE PROCTER & GAMBLE COMPANY COMMON STOCK FUND - Funds are invested solely in common stock of Procter & Gamble Company.

          Participants may change their investment options on January 1st or July 1st of any calendar year with 30 days notice.

     f. PAYMENT OF BENEFITS - Upon participants' termination or retirement, their vested account balance will be paid in a single lump sum in cash or in Procter & Gamble Company common stock. If participants terminate employment before retirement and the account balance in their Company matching contributions account exceeds $3,500, it will not be distributed to the participants until their 65th birthday, unless participants and their spouses (if applicable) consent in writing to an earlier distribution.

     g.   LOANS TO PARTICIPANTS - Loans to participants are not permitted.

     h. FORFEITED ACCOUNTS - Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. At December 31, 1999, there are no forfeited nonvested accounts.

     i. PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     b. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. INVESTMENTS VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Share of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

     d. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     e. PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

     f.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

     g. ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION BENEFIT PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS - The Plan adopted Statement of Position 99-3, that eliminates the requirement for a defined contribution plan that provides participant-directed investment programs to disclose amounts relating to those individual programs as a separate fund in the financial statements or in the related disclosures.

3.   INVESTMENTS

     The following presents investments as of December 31, 1999 and 1998, that represent five percent or more of the Plan's net assets.

                                                                   1999           1998
      Fidelity Advisor Growth Opportunities Fund - Class T;
       36,374.11 and 29,595.54 units, respectively              $1,697,216     $1,482,380
      Fidelity Advisor Balanced Fund - Class T; 40,959.01
       and 35,436.59 units, respectively                           747,502        660,654
      Procter & Gamble Company - common stock;
       29,211.88 and 26,862.50 shares, respectively              3,200,528      2,449,147

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $610,211, as follows:

      Fidelity Advisor Growth Opportunities Fund - Class T                     $   61,670
      Fidelity Advisor Balanced Fund - Class T                                     33,347
      Fidelity Advisor Government Investment Fund - Class T                        (3,025)
      Procter & Gamble Company - common stock                                     518,219
                                                                               ----------
      Total                                                                    $  610,211
                                                                               ==========

4.   NONPARTICIPANT - DIRECTED INVESTMENT

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investment (Procter & Gamble Company common stock) is as follows:

                                                                   1999           1998
      Net assets at December 31, 1999 and 1998 -
       Procter & Gamble Company common stock                    $3,200,528     $2,449,147
                                                                ==========     ==========

      Changes in net assets for the year ended
       December 31, 1999:
        Contributions                                           $  371,518
        Net appreciation                                           518,219
        Dividends                                                   33,616
        Benefits paid to participants                             (170,338)
        Net transfers to participant - directed investments         (1,634)
                                                                ----------

      Net increase in net assets                                $  751,381
                                                                ==========


5.   INCOME TAXES

     The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The
     Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

     The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

                                     ******



SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1999
--------------------------------------------------------------------------------------------------
IDENTITY OF ISSUE                                            UNITS          COST        FAIR VALUE
Fidelity Advisor Government Investment Fund - Class T*     13,973.22     $  107,830     $  127,856

Fidelity Advisor Growth Opportunities Fund - Class T*      36,374.11      1,063,764      1,697,216

Fidelity Advisor Balanced Fund - Class T*                  40,959.01        518,563        747,502

Procter & Gamble Company - common stock                    29,211.88      1,703,062      3,200,528
                                                                         ----------     ----------

Total Assets Held for Investment Purposes                                $3,393,219     $5,773,102
                                                                         ==========     ==========

*Registered Investment Company.



SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            CURRENT
                                                                                  EXPENSES                  VALUE OF
                                                                                  INCURRED                  ASSET ON       NET GAIN
DESCRIPTION OF                   NUMBER OF    NUMBER OF    PURCHASE    SELLING    WITH           COST OF    TRANSACTION    OR (LOSS)
ASSET                            PURCHASES      SALES       AMOUNT     AMOUNT     TRANSACTION    ASSET      DATE           ON SALE
Fidelity Advisor Government
 Investment Fund - Class T       21           11           $ 23,537    $  9,564   None           $  8,046   $  9,564       $ 1,518

Fidelity Advisor Growth
 Opportunities Fund - Class T    28           16            286,871     138,206   None             85,172    138,206        53,034

Fidelity Advisor Balanced
 Fund - Class T                  26           16            115,515      59,670   None             41,923     59,670        17,747

Procter & Gamble Company -
 common stock                    25           27            385,087     189,276   None            118,560    189,276        70,716



Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE  June 22, 2000                     /s/MAYRA G. MELENDEZ
                                        ----------------------------------
                                        Mayra G. Melendez
                                        For the Savings Plan Committee,
                                        Committee member of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan



                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche